EXHIBIT 99.1

ORBOTECH LTD.

Capital Allocation Policy

1.	Objectives

1.1	The purpose of this policy is to set forth in writing the Company’s practices and policies concerning the allocation of its capital resources, including allocations for working capital, investments, capital expenditures, compliance with the Company’s financial policies, debt agreements and return of capital to shareholders.

1.2	The Board shall continue to consider the Company’s capital allocation policy on a periodic basis, including with reference to both dividend payments and share repurchases.

1.3	The Company will make this policy public.

2.	Effectiveness

2.1	This policy is effective as of August 19, 2014.

3.	Updates

3.1	The Board of Directors will review and update this policy:

3.1.1	Annually, according to changes in the Company’s business environment, reinvestment needs and opportunities, and capital structure.

3.1.2	On an ongoing basis as-needed, at the occurrence of a material change in any of the factors mentioned above.

4.	Policy Content

4.1	Principles

The Company’s capital allocation strategy aims at creating long term shareholder value through:

4.1.1	Ensuring operating flexibility throughout the business cycle.

4.1.2	Deploying capital while maintaining an issuer rating of at least B2 by Moody’s and B by Standard & Poor’s (each with at least a stable outlook).

4.1.3	Returning capital to shareholders while preserving adequate public float.

4.2	Ensuring operating flexibility

The Company currently believes that in order to ensure operating flexibility through the business cycle it needs a minimum unrestricted cash balance of 15-20% of its annual revenues. The Company believes that with such cash balance, it can fund its working capital needs as well as set aside an appropriate operating reserve for unexpected events.

4.3	Deploying capital

The Company believes that the prudent allocation of its cash resources, including for the following purposes, will contribute to maximizing shareholder value:

4.3.1	Using capital to grow the business by reinvesting in areas where the Company believes the expected returns provide attractive rewards relative to risks taken.

4.3.2	Significant investments in research and development and related opportunities to maintain its technological leadership (approximate investment of 13-17% of its annual revenues in research and development).

4.3.3	Funding capital expenditures, including investments required to adapt the Company’s global facilities to the various engineering and production activities, as well as ongoing investments in IT hardware and software.

4.3.4	Repaying the Company’s debt obligations, including amortization payments, prepayments from a portion of excess cash flow and voluntary prepayments to reduce the outstanding debt amount, including for the purpose of maintaining the ratings referred to above.

4.3.5	Continuing to seek opportunities in adjacent markets through acquisitions, joint ventures and other arrangements.

4.4	Capital Return

4.4.1	The Company is committed to enhancing long term shareholder value through balancing growth, deleveraging and capital return.

4.4.1.1	Following analysis and consultation with professional advisors, based on the circumstances existing at this time, the Company has decided that the most appropriate form of capital return is repurchasing of shares (rather than cash dividends).

4.4.1.2	The Company intends to review its available capital together with the aims set forth in this policy, market conditions, any restrictions under its debt agreements and the financial risk involved to determine whether to engage in share repurchase programs from time to time. Any decision to do so will be dependent upon the facts and circumstances at such time.

4.4.2	The execution of share repurchases under any such program may be made from time to time in the open market or in privately negotiated transactions. If approved by the Board, the timing and amount of the repurchase transactions will depend on a variety of factors, including market conditions, the liquidity of the Company’s shares, the terms of the Company’s debt agreements and other considerations.